

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2022

Anthony Gurnee
Chief Executive Officer, President and Director
Ardmore Shipping Corporation
Belvedere Building
69 Pitts Bay Rd, Ground Floor
Pembroke, HM08 Bermuda

> **Re: Ardmore Shipping Corporation**
> **Registration Statement on Form F-3**
> **Filed September 2, 2022**
> **File No. 333-267260**

Dear Mr. Gurnee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation


cc: Christian Carlson, Esq.